June 25, 2002

Act 34
Section
Rule Schedule 13D
Public Availability 6-25-02

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: **Weatherford International, Inc. and Weatherford International, Ltd.**
Incoming letter dated June 25, 2002

02041185

Based on the facts presented; the Division's views are as stated below.
have the same meanings defined in your letter.

NO ACT
P.E. 6-25-02
1-31339

1. Without necessarily agreeing with your analysis, the Division will not object if Weatherford Bermuda files post-effective amendments to Weatherford Delaware's registration statements on Forms S-3 and Form S-8, under Rule 414.

2. After the Merger, Weatherford Bermuda may take into account Weatherford Delaware's reporting history under the Securities Exchange Act of 1934 in determining its eligibility to use Form S-3, S-4 and S-8.

3. Weatherford Delaware's Exchange Act reporting history may be taken into account in determining whether Weatherford Bermuda satisfies Rule 144(c)(1). Average weekly reported trading volume in Weatherford Delaware Common Stock during the time periods specified in Rule 144(e)(1) may be taken into account in determining the limitation on the amount of securities that may be sold pursuant to Rule 144(e).

4. After the Merger, Weatherford Bermuda may rely on Rule 12g-3(a) to register its Common Stock under the Exchange Act.

5. Persons who have filed ownership reports on Schedule 13D or 13G for Company Common Stock will not be required to file any additional or amended statements of Schedule 13D or 13G as a result of the Merger, provided they note in their next subsequent filing that Weatherford Bermuda is the successor to Weatherford Delaware.

6. Actions taken to allow the future issuance of Weatherford Bermuda Common Stock in lieu of Weatherford Delaware Common Stock under the Stock-Based Benefit Plans maybe effected without the disclosure of information under Item 10 of Schedule 14A.

7. The Division will not recommend enforcement action if based on the facts presented (1) Weatherford Bermuda does not register under the Securities Act its assumption of Weatherford Delaware's obligations under the indentures; and (2) Weatherford Bermuda does not qualify supplemental indentures under the Trust Indenture Act in connection with its assumption of such obligations. In arriving at these positions, we have noted in particular your representation that the Company intends to deliver to the trustees an opinion of counsel that the existing indentures governing the debentures authorize the trustees to enter into supplemental indentures without the vote or consent of the holders of the debenture holders for the purpose of evidencing

Weatherford Bermuda's succession to Weatherford Delaware and the assumption by Weatherford Bermuda of the Weatherford Delaware obligations under the indentures.

8. The Division will not recommend enforcement action to the Commission if the shares of Weatherford Bermuda issuable on conversion of Weatherford Delaware's convertible debentures are issued without registration under the Securities Act in reliance on your opinion of counsel that the exemption provided in Section 3(a)(9) will be available for the exchange. In arriving at this position, we note that

- The indentures under which the convertible securities were issued did not require the issuer to, and the issuer did not, solicit the consent of the holders of the convertible securities with respect to the merger transaction or the guarantee;

- The indentures permitted the issuer and trustee to execute the supplemental indentures to guarantee the convertible securities without the consent of the holders of the convertible securities; and

- No commission or other remuneration was paid or given, directly or indirectly, in connection with the conversion of the convertible securities.

9. Weatherford Bermuda may be treated as an issuer subject to the reporting requirements of the Exchange Act for purposes of the Rule 174(b) exemption from the prospectus delivery requirement of Section 4(3) under the Securities Act.

These positions are based on the representations made to the Division in your letter. Any different facts or conditions might require different conclusions. The responses regarding registration under the Securities Act and qualification under the Trust Indenture Act express the Division's position on enforcement action only and do not purport to express a legal position on the questions presented.

Sincerely,

Carol M. McGee
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2002

William Mark Young
Andrews & Kurth Mayor, Day, Caldwell & Keeton LLP
600 Travis
Suite 4200
Houston, Texas 77002

Re: Weatherford International Inc. and Weatherford International Ltd.

Dear Mr. Young:

In regard to your letter of June 25, 2002, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paula Dubberly
Chief Counsel

ANDREWS & KURTH
MAYOR, DAY, CALDWELL & KEETON
L.L.P.
ATTORNEYS
600 TRAVIS, SUITE 4200
HOUSTON, TEXAS 77002

AUSTIN
DALLAS
LONDON
LOS ANGELES
NEW YORK
THE WOODLANDS
WASHINGTON, D.C.

TELEPHONE: 713.220.4200
FACSIMILE: 713.220.4285

Securities Act of 1933 – Rule 414;
Forms S-3, S-4 and S-8; Rules 144(c)
And 144(e); Sections 2(3), 3(a)(9) and
4(3)
Securities Exchange Act of 1934 – Rule
12g-3(a); Schedules 13D, 13G and 14A
Trust Indenture Act

June 25, 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Weatherford International, Inc. and Weatherford International Ltd.*

Dear Ladies and Gentlemen:

We are writing on behalf of Weatherford International, Inc., a Delaware corporation ("Weatherford Delaware"), and Weatherford International Ltd., a Bermuda exempted company ("Weatherford Bermuda") and a wholly-owned subsidiary of Weatherford Delaware. Weatherford Delaware intends to reorganize as a Bermuda exempted company (the "Reorganization") pursuant to an Agreement and Plan of Merger, dated as of May 8, 2002 (the "Merger Agreement"), among Weatherford Bermuda, Weatherford Delaware, Weatherford US Holdings, LLC ("Weatherford US Holdings"), a Delaware limited liability company and a wholly-owned subsidiary of Weatherford Bermuda, and Weatherford Merger Inc. ("Merger Sub"), a Delaware corporation and an indirect, wholly-owned subsidiary of Weatherford Bermuda and a direct, wholly-owned subsidiary of Weatherford US Holdings. As a result of the Reorganization, Weatherford Bermuda will become the parent holding company of Weatherford Delaware and, together with its subsidiaries (including Weatherford Delaware), will continue to conduct the business now conducted by Weatherford Delaware and its subsidiaries. This letter replaces our letter of June 12, 2002 and reflects oral comments received from the Staff.

As more fully described below, the Reorganization will be accomplished through the merger of Merger Sub with and into Weatherford Delaware (the "Merger"). Weatherford Delaware will be the surviving corporation in the Merger and will continue as an indirect, wholly-owned subsidiary of Weatherford Bermuda. Pursuant to the Merger Agreement, each outstanding share of Weatherford Delaware common stock, par value $1.00 per share (the "Weatherford Delaware Common Stock"), will automatically convert into the right to receive one common share of Weatherford Bermuda, par value $1.00 per share (the "Weatherford Bermuda Common Shares").

On April 5, 2002, Weatherford Bermuda filed a Registration Statement on Form S-4 (Registration No. 333-85644) (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with the Securities and Exchange Commission (the "SEC"). The Registration Statement contains the preliminary proxy statement of Weatherford Delaware and the preliminary prospectus of Weatherford Bermuda (the "Proxy Statement/Prospectus"). Weatherford Bermuda filed Pre-Effective Amendment No. 1 to the Registration Statement on May 22, 2002, a copy of which is enclosed for your convenience. The Merger must be approved by the stockholders of Weatherford Delaware and a special meeting of the stockholders has been set for June 26, 2002, to adopt the Merger Agreement and approve the other matters set forth in the proxy statement.

I. No-Action Requests

On behalf of Weatherford Delaware and Weatherford Bermuda, we respectfully request an interpretive opinion or no-action letter from the Division of Corporation Finance (the "Division") with respect to the following issues arising under the Securities Act, the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"), in connection with the Reorganization.

A. Rule 414. Weatherford Bermuda may be considered a successor issuer of Weatherford Delaware for purposes of Rule 414 under the Securities Act ("Rule 414") and may file post-effective amendments to Weatherford Delaware's Registration Statements (as hereinafter defined) and any other registration statement hereafter filed by Weatherford Delaware under the Securities Act to permit Weatherford Bermuda to continue the offerings registered thereby.

B. Forms S-3, S-4 and S-8. The activities and status of Weatherford Delaware prior to the Merger may be considered in determining whether the requirements for the use of various forms of registration statements under the Securities Act, including Forms S-3, S-4 and S-8, are met by Weatherford Bermuda.

C. Rule 144(a)(1) and (e). Weatherford Delaware's prior activities and the most recent report or statement published by Weatherford Delaware prior to the Merger and the average weekly reported trading volume in Weatherford Delaware's common stock during the time periods specified in Rule 144(e)(1) may be taken into account in determining whether Weatherford Bermuda has complied with the current public information requirements of Rule 144(c)(1) under the Securities Act and the limitation on the amount of Weatherford Bermuda Common Shares that may be sold pursuant to Rule 144(e) under the Securities Act.

D. Rule 12g-3(a). Weatherford Bermuda may rely on Rule 12g-3(a) to register the Weatherford Bermuda Common Shares under the Exchange Act.

E. Schedules 13D and 13G. Persons who have filed statements on Schedules 13D or 13G reporting ownership interests in Weatherford Delaware Common Stock will not be required to file any additional or amended statements or forms as a result of the Merger, but may note in their next filings that Weatherford Bermuda is the successor issuer to Weatherford Delaware.

F. Items 10 of Schedule 14A. Actions taken with respect to the future issuance of Weatherford Bermuda Common Shares in lieu of Weatherford Delaware Common Stock under the Stock-Based Benefit Plans (as hereinafter defined) do not constitute actions that require the disclosure of information under Item 10 of Schedule 14A of Regulation 14A under the Exchange Act.

G. Supplemental Indentures; Securities Act and Trust Indenture Act. In connection with Weatherford Bermuda's guarantee of the Weatherford Delaware Debt Securities (as defined below), the execution of supplemental indentures and guarantee agreements by Weatherford Bermuda pursuant to its guarantee will not involve any "offer," "offer to sell," "offer for sale" or "sale" within the meanings of such terms as used in Section 2(3) of the Securities Act that would require registration thereof under the Securities Act or qualification of the supplemental indentures or guarantee agreements under the Trust Indenture Act.

H. Availability of Section 3(a)(9) Exemption. Weatherford Bermuda Common Shares issuable upon conversion or redemption of the Convertible Debentures (as defined below) after consummation of the Merger may be issued without registration under the Securities Act pursuant to the exemption provided by Section 3(a)(9) of the Securities Act.

I. Section 4(3) Prospectus Delivery Requirement. With respect to the Weatherford Bermuda Common Shares issued in connection with the Reorganization, Weatherford Bermuda need not comply with the prospectus delivery requirements of Section 4(3) of the Securities Act.

We note that the Division has granted relief similar to that requested by this letter in several holding company formations and reincorporation transactions, consummated both with and without shareholder approval. *See generally, Nabors Industries, Inc. and Nabors Industries Ltd.* (available April 29, 2002); *Reliant Energy, Incorporated* (available December 21, 2001); *NUI Corporation* (available December 22, 2000); *T. Rowe Price Associates, Inc.* (available April 28, 2000); *IPC Information Systems, Inc.* (available May 20, 1999); *Central Maine Power Company* (available October 28, 1998); *Startec Global Communications Corporation* (available July 1, 1998); *El Paso Natural Gas Company* (available May 21, 1998); *Payless ShoeSource, Inc.* (available April 20, 1998); *Idaho Power Company* (available March 16, 1998); *Consolidated Edison Company of New York, Inc.* (available October 31, 1997); *Rouge Steel, Inc.* (available April 22, 1997); *Boston Edison Company* (available February 24, 1997); *Halliburton Company* (available December 11, 1996); and *Toys "R" Us, Inc.* (available December 1, 1995).

II. The Companies

Weatherford Delaware

Weatherford Delaware is one of the world's leading providers of equipment and services used for the drilling, completion and production of oil and natural gas wells. Weatherford Delaware, as it is known today, was formed in connection with the May 1998 merger of Weatherford Enterra, Inc. into EVI, Inc. Weatherford Delaware was incorporated under the laws of Delaware in 1972. Many of Weatherford Delaware's businesses, including those of Weatherford Enterra, have been conducted for more than 50 years. Weatherford Delaware conducts operations in approximately 100 countries and has approximately 485 service and sales locations, which are located in nearly all of the oil and natural gas producing regions in the world. Weatherford Delaware is among the leaders in each of its primary markets, and its distribution and service network is one of the most extensive in the industry.

The authorized capital stock of Weatherford Delaware consists of 250 million shares of Weatherford Delaware Common Stock and three million shares of Preferred Stock, par value $1.00 per share. As of May 15, 2002, approximately 120,436,996 shares of Weatherford Delaware Common Stock were outstanding and listed on The New York Stock Exchange. There are no shares of Preferred Stock currently outstanding.

Weatherford Delaware maintains and sponsors various stock compensations plans including, without limitation, the Weatherford International Incorporated 1987 Stock Option Plan, as amended and restated, the Weatherford Enterra, Inc. 1991 Stock Option Plan, as amended and restated, the Weatherford Enterra, Inc. Amended and Restated Employee Stock Purchase Plan, the Weatherford Enterra, Inc. Restricted Stock Incentive Plan, as amended and restated, the Weatherford International, Inc. Executive Deferred Compensation Stock Ownership Plan and Related Trust Agreement, the Energy Ventures, Inc. Employee Stock Option Plan, the Weatherford International, Inc. 1998 Employee

Stock Option Plan, the Amendment to Stock Option Programs, and the Weatherford International, Inc. Non-Employee Director Deferred Compensation Plan and the Amended and Restated Non-Employee Director Stock Option Plan (all of these plans are collectively referred to herein as the "Stock-Based Benefit Plans"). Each of the Stock-Based Benefit Plans are registered on currently effective registration statements on Form S-8. Weatherford Delaware has an effective shelf registration statement on Form S-3 with respect to $750,000,000 maximum aggregate offering price of debt and equity securities (Registration No. 333-83094). In addition, Weatherford Delaware has an effective shelf registration statement on Form S-3 (Registration No. 333-82634) with respect to up to 1,375,000 shares of Weatherford Delaware Common Stock issuable upon exchange or redemption of exchangeable shares of Weatherford ER Acquireco Inc., a Canadian subsidiary of Weatherford Delaware, which were issued in connection with Weatherford Delaware's acquisition of ER Amalco Inc. and EP Amalco Inc. Weatherford Delaware has an effective shelf registration statement on Form S-3 (Registration No. 333-41344) with respect to up to 1,500,000 shares of Weatherford Delaware Common Stock issuable upon exchange or redemption of Series 1 Exchangeable Shares of Weatherford Oil Services, Inc., a wholly-owned subsidiary of Weatherford Delaware ("Services"), which were issued in connection with Weatherford Delaware's acquisition of Alpine Oil Services Corporation ("Alpine") and the related combination between Services and Alpine. All of the foregoing registration statements are collectively referred to herein as the "Registration Statements."

As of June 12, 2002, Weatherford Delaware had issued the following debt securities: (i) $402,500,000 principal amount of its 5% Convertible Subordinated Preferred Equivalent Debentures due 2027; (ii) $910,000,000 principal amount of its Zero Coupon Convertible Senior Debentures due June 30, 2020 (the debt securities described in clauses (i) and (ii) being referred to herein as the "Convertible Debentures"); (iii) $200,000,000 principal amount of 7-1/4% Notes due May 15, 2006; and (iv) $350,000,000 principal amount of 6-5/8% Senior Notes due 2011 (the debt securities described in clauses (i) through (iv) being referred to herein as the "Weatherford Delaware Debt Securities"). The 5% Convertible Subordinated Preferred Equivalent Debentures due 2027 and an indeterminate number of shares of common stock of Weatherford Delaware were registered on an effective shelf registration statement of Form S-3 (Registration No. 333-45207), and are now salable by the holders thereof who are not affiliates of Weatherford Delaware and have not been affiliates for the prior 90 days under Rule 144(k). The Zero Coupon Convertible Senior Debentures due June 30, 2020 and an indeterminate number of shares of common stock of Weatherford Delaware were registered on an effective shelf registration statement of Form S-3 (Registration No. 333-44272), and will become salable by the holders thereof who are not affiliates of Weatherford Delaware and have not been affiliates for the prior 90 days under Rule 144(k) on July 1, 2002.

Weatherford Bermuda

Weatherford Bermuda is a newly formed Bermuda exempted company and is a wholly-owned subsidiary of Weatherford Delaware. Weatherford Bermuda has no significant assets or capitalization and has not engaged in any business or prior activities other than in connection with its formation and the Reorganization and related transactions. As a result of the Reorganization, it will become the indirect, parent holding company of Weatherford Delaware. As of the effective time of the Merger (the "Effective Time"), the authorized share capital of Weatherford Bermuda will be US$510,000,000 divided into 500 million Weatherford Bermuda Common Shares and ten million undesignated preference shares, par value US$1.00 per share.

Merger Sub

Merger Sub is a newly formed Delaware corporation and an indirect, wholly-owned subsidiary of Weatherford Bermuda. Merger Sub was formed to accomplish the proposed Merger. It has no significant assets or capitalization and has not engaged in any business or other activities to date except in connection with its formation and the Reorganization and related transactions.

Weatherford US Holdings

Weatherford US Holdings is a newly formed Delaware limited liability company and a wholly-owned subsidiary of Weatherford Bermuda. Weatherford US Holdings was formed to facilitate the proposed Merger. It has no significant assets or capitalization and has not engaged in any business or other activities to date except in connection with its formation and the Reorganization and related transactions.

III. The Reorganization

The Reorganization will be accomplished by means of the following steps:

- Merger Sub will merge with and into Weatherford Delaware pursuant to Section 251 of the Delaware General Corporation Law. Weatherford Delaware will be the surviving entity and become an indirect, wholly-owned subsidiary of Weatherford Bermuda.

- Each outstanding share of Weatherford Delaware Common Stock will automatically convert by operation of law into the right to receive one Weatherford Bermuda Common Share and the current stockholders of Weatherford Delaware will own exactly the same number of Weatherford Bermuda Common Shares as the number of shares of Weatherford Delaware Common Stock they currently own.

Weatherford Delaware's Board of Directors has set a record date of May 15, 2002, to determine stockholders of Weatherford Delaware entitled to notice of, and to vote at, the special meeting of stockholders called to approve the reorganization. The special meeting will be held on June 26, 2002.

Generally, for U.S. federal income tax purposes, stockholders of Weatherford Delaware who are U.S. persons, will recognize gain, if any, but not loss, on the receipt of Weatherford Bermuda Common Shares in exchange for Weatherford Delaware Common Stock pursuant to the Reorganization.

Immediately following the Merger, the Weatherford Bermuda Common Shares will be listed on The New York Stock Exchange under the symbol "WFT," the same symbol under which the Weatherford Delaware Common Stock is currently listed and traded, and the Weatherford Delaware Common Stock will be delisted from The New York Stock Exchange.

When the Reorganization is completed, all of the directors and all of the executive officers of Weatherford Delaware will become the directors and executive officers of Weatherford Bermuda. The consolidated capitalization, assets and liabilities of Weatherford Bermuda immediately following the Reorganization will be substantially the same as those of Weatherford Delaware immediately prior to the Reorganization.

Upon consummation of the Reorganization, the Stock-Based Benefit Plans will be amended in accordance with their terms to provide that Weatherford Bermuda Common Shares will be issued upon the exercise of any options or the payment of any other stock-based awards and otherwise to reflect appropriately the substitution of Weatherford Bermuda Common Shares for Weatherford Delaware Common Stock. The Proxy Statement/Prospectus discloses to the Weatherford Delaware stockholders that approval of the Merger by the Weatherford Delaware stockholders will also constitute approval of the amendments to the Stock-Based Benefit Plans.

The Amended and Restated Certificate of Incorporation and the Amended and Restated By-laws of Weatherford Delaware and the Memorandum of Association and Bye-Laws of Weatherford Bermuda (collectively, the "Charter Documents"), interpreted in light of the laws of Delaware and Bermuda, respectively, reflect, in our opinion, substantially similar corporate powers and limitations and shareholder rights. A full comparison of the respective Charter Documents of Weatherford Delaware and Weatherford Bermuda and the corporate laws of Delaware and Bermuda is set forth in the Proxy Statement/Prospectus under the headings "Description of Authorized Shares of Weatherford International Ltd." and "Comparison of Rights of Shareholders."

Weatherford Bermuda will guarantee the Weatherford Delaware Debt Securities, including the Convertible Debentures. Weatherford Bermuda will execute a supplemental indenture or guarantee agreement for each such class of Weatherford Delaware Debt Securities with the trustee thereto, pursuant to which it will fully and unconditionally guarantee the

Weatherford Delaware Debt Securities, including the due and punctual payment of the principal of (and premium, if any) and interest on all of the Weatherford Delaware Debt Securities.

Following the Effective Time, Weatherford Delaware and Weatherford Bermuda will execute supplemental indentures to the indentures relating to the Convertible Debentures to provide that, upon conversion or redemption of the Convertible Debentures, Weatherford Bermuda Common Shares will be issued in lieu of Weatherford Delaware Common Stock.

IV. Legal Discussion

A. Rule 414

Rule 414, promulgated under Regulation C of the Securities Act, provides that if an issuer has been succeeded by another issuer incorporated under the laws of another state or foreign government for the purpose of changing the state or country of incorporation or form of organization of the enterprise, the registration statement of the predecessor issuer will be deemed to be the registration statement of the successor issuer for the purpose of continuing the offering covered by such registration statement if (a) immediately prior to the succession, the successor issuer has no assets or liabilities other than nominal assets and liabilities, (b) the succession was effected by a merger pursuant to which the successor issuer acquired all of the assets and assumed all of the liabilities and obligations of the predecessor, (c) the succession was approved by the security holders of the predecessor issuer at a meeting for which proxies were solicited pursuant to Section 14(a) of the Exchange Act or information was furnished to such security holders pursuant to Section 14(c) of the Exchange Act, and (d) the successor issuer has filed an amendment to the registration statement of the predecessor issuer expressly adopting such statements as its own registration statement for all purposes of the Securities Act.

In connection with the Reorganization, three of the four requirements of Rule 414 will be satisfied: (i) the purpose of the Reorganization is to change Weatherford Delaware's form of organization to a holding company structure and its jurisdiction of incorporation from Delaware to Bermuda; (ii) prior to the Reorganization, Weatherford Bermuda will have no assets or liabilities other than nominal assets and liabilities; (iii) the Reorganization will be approved by security holders of Weatherford Delaware at a meeting for which proxies will be solicited pursuant to Section 14(a) of the Exchange Act; and (iv) if the Division concurs with our request, Weatherford Bermuda, as successor issuer, will file post-effective amendments expressly adopting the Registration Statements as its own registration statements for all purposes of the Securities Act and the Exchange Act and will set forth any additional information necessary to reflect any material changes made in connection with or resulting from the Reorganization or otherwise required by Rule 414. The only requirement of Rule 414 that is not technically satisfied in the present situation is paragraph (b) of Rule 414. Rule 414(b) requires the successor issuer to acquire all of the assets and assume all of the liabilities and obligations of the predecessor issuer. As previously discussed, Weatherford Bermuda will not directly acquire all of the assets and directly assume all of the liabilities and obligations of Weatherford Delaware, because all of such assets and liabilities will remain with Weatherford Delaware and other subsidiaries of Weatherford Bermuda formed as a result of the Merger. Nevertheless, in keeping with the spirit of Rule 414, Weatherford Bermuda will acquire all such assets and will assume all such liabilities and obligations indirectly by reason of its indirect ownership of the common stock of Weatherford Delaware and such other subsidiaries. As noted previously, immediately after the Merger, the consolidated assets and liabilities of Weatherford Bermuda will be the same as the consolidated assets and liabilities of Weatherford Delaware immediately before the Merger. We believe that requiring Weatherford Bermuda to file new registration statements because of this technicality would create an additional and unnecessary expense and may create confusion in the marketplace among investors. In fact, the Division has been flexible in its application of Rule 414 and has, in a number of cases, concurred in the conclusion that Rule 414 would be applicable in similar structures where the successor corporation did not meet the technical requirements of 414(b). *See, e.g., Nabors Industries, Inc. and Nabors Industries Ltd.,* supra; *Reliant Energy Incorporated,* supra; *NUI Corporation,* supra; *Payless ShoeSource, Inc.,* supra; *Quality Food Centers, Inc.* (available August 26, 1997); *PS Group, Inc.* (available January 25, 1996); *Consolidated Rail Corporation, Conrail Inc.* (available March 17, 1993); and *Varity Corporation* (available October 15, 1991).

Accordingly, we ask the Division to concur that Weatherford Bermuda may be considered the "successor issuer" to Weatherford Delaware for the purposes of Rule 414 (and may file post-effective amendments to the Registration Statements and any other registration statements hereafter filed by Weatherford Delaware under the Securities Act, as contemplated by Rule 414(d)).

B. S-3, S-4 and S-8 Eligibility Requirements

It is our belief that Weatherford Bermuda should be entitled to rely on General Instruction I.A.7. to Form S-3 in determining whether it shall be deemed to have satisfied conditions 1., 2., 3. and 5. to General Instruction I.A. General Instruction I.A.7. to Form S-3 under the Securities Act deems a successor registrant to have met the conditions for eligibility to use Form S-3 set forth in General Instructions I.A.1., 2., 3. and 5. to Form S-3 if (i) its predecessor and it, taken together, meet such conditions; (ii) the succession was primarily for purposes of changing the jurisdiction of incorporation or forming a holding company; and (iii) the assets and liabilities of the successor at the time of the succession were substantially the same as those of the predecessor. The Form S-3 reporting requirements are designed, among other things, to ensure that information concerning the issuer has been available for a period of time sufficient to enable those purchasing securities of such issuer to have had an opportunity to examine that information adequately.

Each of the foregoing three requirements is met in the present case. First, Weatherford Bermuda together with its predecessor, Weatherford Delaware, will meet conditions 1., 2., 3. and 5. of General Instruction I.A. of Form S-3. Second, as discussed above, Weatherford Bermuda is succeeding to Weatherford Delaware pursuant to the Reorganization primarily for the purpose of changing its form of organization to a holding company structure and its jurisdiction of incorporation from Delaware to Bermuda. Even though Weatherford Delaware is changing its country of incorporation as opposed to its "state" of incorporation, we believe this should not make a difference in the analysis. The rationale for allowing the use of Form S-3 remains the same since the change is only the jurisdiction of incorporation with no substantial change in the issuer's business or operations. Third, as previously discussed, at the Effective Time, the assets and liabilities of Weatherford Bermuda on a consolidated basis will be substantially the same as those of Weatherford Delaware on a consolidated basis prior to the Reorganization, and Weatherford Bermuda will have acquired all of the assets and will have assumed all of the liabilities of Weatherford Delaware on a consolidated basis and will succeed to all of Weatherford Delaware's business and operations. Accordingly, we believe that after the Reorganization is completed Weatherford Bermuda should be entitled to take into account Weatherford Delaware's acts and status prior to the effective time of the Reorganization in determining whether Weatherford Bermuda is eligible to use Form S-3. The Division has permitted such reliance on General Instruction I.A.7. where the issuer satisfied all of the requirements but had changed its country of incorporation from Delaware to Bermuda and from England to Wisconsin. *See, Nabors Industries, Inc. and Nabors Industries Ltd.,* supra; *PXRE Corporation* (available September 23, 1999) and *Manpower, Inc.* (available August 15, 1991). The Division has taken similar positions in the context of wholly domestic holding company formations and reincorporation mergers. *See, e.g., Reliant Energy, Incorporated*, supra; *NUI Corporation,* supra; *General Electric Capital Corporation* (available July 26, 2000); and *Startec Global Communications Corporation*, supra. *See also, Rowley-Scher Reprographics, Incorporated* (available November 25, 1986); *North American Coal Corporation* (available April 4, 1986); and *American Brands, Incorporated* (available November 4, 1985). Accordingly, we are of the view that, after the Effective Time, Weatherford Bermuda should be entitled to take into account Weatherford Delaware's acts and status prior to the Effective Time in determining whether Weatherford Bermuda is eligible to use Form S-3. For the reasons stated above, we believe Weatherford Bermuda should also be entitled to take into account Weatherford Delaware's acts and status prior to the Merger in determining whether Weatherford Bermuda "meets the requirements for use of Form S-3" as such phrase is used in General Instructions B.1.(a) and B.1.(b) to Form S-4. *See, Nabors Industries, Inc. and Nabors Industries Ltd.*, supra; *NUI Corporation*, supra; *General Electric Capital Corporation*, supra; and *Startec Global Communications Corporation*, supra.

Similarly, it is our view that Weatherford Bermuda should be entitled to rely on the prior activities and annual reports of Weatherford Delaware in determining whether it shall be deemed to have met the requirements of paragraph 1 of General Instruction A to Form S-8 as to the Stock-Based Benefit Plans. We note that the Division has on numerous occasions permitted a holding company to file post-effective amendments to Form S-8 to register shares to be issued pursuant to assumed employee benefit plans. *See, e.g., Nabors Industries, Inc. and Nabors Industries Ltd.,* supra; *Reliant Energy, Incorporated*, supra; *PXRE Corporation*, supra; *IPC Information Systems, Inc.*, supra; and *American Brands, Inc.*, supra.

C. Rule 144(c)(1) and (e)

We recognize that affiliates of Weatherford Bermuda who desire to sell Weatherford Bermuda Common Shares, absent registration under the Securities Act, must sell those shares pursuant to Rule 144 under the Securities Act or some other applicable exemption. In order for Rule 144 to be available to the affiliates of Weatherford Bermuda, the requirements of subparagraph (c)(1) thereof must be satisfied. Rule 144(c) under the Securities Act requires that, in order for sales of securities to be made in reliance on the "safe harbor" provided by Rule 144, there must be made available "adequate current public information" with respect to the issuer for purposes of such Rule. Pursuant to Rule 144(c)(1), this requirement will be deemed to be satisfied where the issuer (i) has securities registered pursuant to Section 12 of the Exchange Act, (ii) has been subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act for a period of at least 90 days immediately preceding the sale of the securities, and (iii) has filed all of the reports required to be filed by it under Section 13 for the 12 months preceding such sale (or for such shorter period that it was required to file such reports).

The purpose of Rule 144(c)(1), like the reporting requirements for Form S-3, is to insure that adequate, detailed information about the registrant and its securities is available for public inspection. Although a literal application of Rule 144(c)(1) would prevent affiliates of Weatherford Bermuda from utilizing Rule 144 during the first 90 days after the Effective Time, we believe that Weatherford Bermuda should be entitled to take the prior activities of Weatherford Delaware into account for purposes of satisfying the Rule 144(c)(1) eligibility requirements. In this instance, the information to be furnished to the public concerning Weatherford Bermuda would be adequate and current. Weatherford Delaware has been a reporting company under the Exchange Act for many years. All reports required to be filed by Weatherford Delaware under the Exchange Act have been timely filed or will be timely filed prior to the Reorganization, including a current report on Form 8-K with respect to Weatherford Delaware's consummation of the Reorganization. Similarly, Weatherford Bermuda will be subject to the reporting requirements of Section 13 of the Exchange Act following the Reorganization. Weatherford Bermuda will have substantially the same assets, businesses, management and operations as Weatherford Delaware prior to the Reorganization. Therefore, strict compliance with the 90 day waiting period is not necessary to effectuate the purpose of the Rule in light of the comprehensive disclosures in prior Exchange Act reporting and the continuing reporting that will be made by Weatherford Bermuda (on a consolidated basis). The Division has taken similar positions in the context of comparable transactions. *See, e.g., Nabors Industries, Inc. and Nabors Industries Ltd.*, supra; *Reliant Energy, Incorporated*, supra; *PXRE Corporation*, supra; *IPC Information Systems, Inc.*, supra; *Quality Food Centers, Inc.*, supra; *PS Group, Inc.*, supra; *Proler International Corp.* (available February 8, 1996); and *Doskocil Companies Incorporated* (available March 24, 1995).

For the same reasons, we conclude that, for purposes of Rule 144, the most recent report or statement published by Weatherford Delaware prior to the Merger and the average weekly reported volume of trading in Weatherford Delaware Common Stock during the time periods specified in Rule 144(e)(1) occurring immediately prior to the Merger may be taken into account by holders of Weatherford Bermuda Common Shares in determining the applicable limitation on the amount of Weatherford Bermuda Common Shares which may be sold in compliance with Rule 144(e)(1) and (2). The Division has taken a similar position with respect to Rule 144 in the context of transactions similar to the Merger. *See, e.g., Nabors Industries, Inc. and Nabors Industries Ltd.,* supra; *Reliant Energy, Incorporated*, supra; *IPC Information Systems, Inc.*, supra; and *El Paso Natural Gas Company*, supra.

Accordingly, we respectfully request that you concur in our opinion that Weatherford Delaware's prior reporting activities and the most recent report or statement published by Weatherford Delaware prior to the Merger and the average weekly reported trading volume in Weatherford Delaware Common Stock during the time periods specified in Rule 144(e)(1) may be taken into account in determining whether Weatherford Bermuda has complied with the public information requirements of Rule 144(c)(1) and the limitation on the amount of securities that may be sold pursuant to Rule 144(e).

D. Rule 12g-3(a)

Rule 12g-3(a) under the Exchange Act provides that, where in connection with a succession by merger, securities of an issuer that are not already registered under Section 12 of the Exchange Act (such as the Weatherford Bermuda Common Shares) are issued to holders of any class of securities of another issuer that are already registered under Section 12(b) or 12(g) (such as the Weatherford Delaware Common Stock), then the unregistered securities shall be deemed to be registered under the same paragraph of Section 12. In such a case, Rule 12g-3(f) requires the issuer of the stock deemed registered under Rule 12g-3(a) to indicate in the Form 8-K filed in connection with the succession the paragraph of Section 12 under which the class of securities of the successor issuer is deemed issued.

A "succession" is defined in Rule 12b-2 as the direct acquisition of assets comprising a going business, whether by merger, consolidation, purchase or other direct transfer. This presents substantially the same issue with respect to Weatherford Bermuda's acquisition of the outstanding Weatherford Delaware Common Stock, as that posed by the similar language of Rule 414, discussed above. As in the case of Rule 414, we are of the view that a technicality and not a material difference is involved, since Weatherford Bermuda will acquire all relevant assets indirectly by reason of its indirect ownership of the outstanding Weatherford Delaware Common Stock and the capital stock of Weatherford Delaware's current subsidiaries. Accordingly, we believe that Weatherford Bermuda may rely on Rule 12g-3 under the Exchange Act to register the Weatherford Bermuda Common Shares under the Exchange Act. The Division has taken a similar position with respect to Rules 12b-2 and 12g-3 in the context of transactions similar to the Merger. *See, e.g., Nabors Industries, Inc. and Nabors Industries Ltd.,* supra; *Reliant Energy, Incorporated*, supra; *NUI Corporation*, supra; *IPC Information Systems*, supra; *Northwest Airlines Corporation* (available December 16, 1998); *Central Maine Power Company*, supra; and *Payless ShoeSource, Inc.*, supra.

Based upon the foregoing, we respectfully request that you concur in our opinion that Weatherford Bermuda may rely on Rule 12g-3(a) to register the Weatherford Bermuda Common Shares under the Exchange Act.

E. Schedules 13D and 13G

Section 13(d)(1) of the Exchange Act and Rule 13d-1 thereunder require that a person who acquires more than five percent of an equity security registered pursuant to Section 12 of the Exchange Act file a statement on Schedule 13D or 13G. Section 13(d)(2) of the Exchange Act and Rule 13d-2 thereunder require the Schedule 13D to be amended promptly when material changes in ownership occur and require the Schedule 13G to be amended within 45 days after the end of each calendar year. Immediately following the Merger, Weatherford Bermuda will represent the same company on a consolidated basis as did Weatherford Delaware immediately prior to the Merger. Consequently, any person who, prior to the Merger, has filed a Schedule 13D or 13G for Weatherford Delaware Common Stock should not be required to file a new or amended Schedule 13D or 13G, provided that they state in their next amendment to Schedule 13D or 13G that Weatherford Bermuda is deemed the successor corporation to Weatherford Delaware for purposes of filings under Section 13(d). *See, Nabors Industries, Inc. and Nabors Industries Ltd.*, supra; *Reliant Energy, Incorporated*, supra; *Startec Global Communications Corporation*, supra; *Southern California Water Company* (available June 26, 1998); *Quality Food Centers, Inc.*, supra; *Rouge Steel, Inc.*, supra; and *Toys "R" Us, Inc.*, supra.

Based on the foregoing, we respectfully request that you concur in our opinion that persons who have filed statements on Schedules 13D or 13G reporting ownership interest in Weatherford Delaware Common Stock will not be required to file any additional or amended statements or forms, but may note in their next subsequent filing that Weatherford Bermuda is the successor issuer to Weatherford Delaware.

F. Item 10 of Schedule 14A

Immediately after the Merger, each outstanding award of or option to purchase Weatherford Delaware Common Stock granted pursuant to any of the Stock-Based Benefit Plans will be converted into an award of or option to purchase the same number of Weatherford Bermuda Common Shares, with the same terms, rights and conditions as the corresponding Weatherford Delaware award or option. The assumption by Weatherford Bermuda of the obligations of Weatherford Delaware for the future issuance of Weatherford Bermuda Common Shares in lieu of Weatherford Delaware Common Stock under the Stock-Based Benefit Plans does not constitute the grant or extension of any new rights, but is simply a conversion of existing rights and a continuation of existing plans under the new corporate structure. Accordingly, we believe that the actions to be taken with respect to the future issuance of Weatherford Bermuda Common Shares in lieu of Weatherford Delaware Common Stock under the Stock-Based Benefit Plans do not constitute actions which require the disclosure of information under Item 10 of Schedule 14A of the Exchange Act. The Division has taken similar positions with respect to Item 10 in the context of transactions similar to the Merger.

See, e.g., Nabors Industries, Inc. and Nabors Industries Ltd., supra; *Reliant Energy, Incorporated*, supra; *T. Rowe Price Associates, Inc.*, supra; *Payless ShoeSource, Inc.*, supra; and *Halliburton Company*, supra.

Based upon the foregoing, we respectfully request that you concur in our opinion that the actions to be taken with respect to the future issuance of Weatherford Bermuda Common Shares in lieu of Weatherford Delaware Common Stock under the Stock-Based Benefit Plans do not constitute actions that require the disclosure of information under Item 10 of Schedule 14A of the Exchange Act.

G. Supplemental Indentures; Securities Act and Trust Indenture Act

Weatherford Bermuda will guarantee the Weatherford Delaware Debt Securities and will enter into supplemental indentures or guarantee agreements with Weatherford Delaware and each of the trustees with respect to the indentures governing Weatherford Delaware Debt Securities (collectively, the "Indentures") that will provide for the unconditional guarantee by Weatherford Bermuda of all of Weatherford Delaware's liabilities and obligations under the Weatherford Delaware Debt Securities, including the due and punctual payment of the principal of (and premium, if any) and interest on the Weatherford Delaware Debt Securities so guaranteed.

Weatherford Bermuda will deliver to each trustee an opinion of counsel that the indenture governing such Weatherford Delaware Debt Securities authorizes the trustee to enter into such supplemental indenture or guarantee agreement with respect thereto without the vote or consent of the holders of such Weatherford Delaware Debt Securities for the purposes of evidencing the guarantee of Weatherford Delaware's obligations thereunder.

Section 2(3) of the Securities Act states that the "sale" of a security must involve some disposition "for value." Under the terms of the Indentures, no holder of Weatherford Delaware Debt Securities, in their capacity as such, will have any right to vote upon or contest the Merger, the guarantee of the obligations under such Indenture by Weatherford Bermuda or the execution of the supplemental indentures or guarantee agreements in connection with the guarantee. As a result, such holders are not making a "new" investment decision with respect to a new security. Further, holders of these securities are not paying any consideration or giving up any rights or anything else of value in order to obtain the guarantee, which would be given at the election of Weatherford Bermuda. Accordingly, there is no "sale" within the meaning of Section 2(3) of the Securities Act and, therefore, no requirement to register the offering, sale or deliver of such guarantee. *See, Nabors Industries, Inc. and Nabors Industries Ltd.*, supra; *Reliant Energy, Incorporated*, supra; *El Paso Natural Gas Company*, supra; and *Halliburton Company*, supra.

For the same reasons, the guarantee will not constitute a "sale" within the meaning of Section 303(2) of the Trust Indenture Act, which adopts the definition of "sale" contained in Section 2(3) of the Securities Act. Accordingly, qualification of the supplemental indentures or guarantee agreements is not required under the Trust Indenture Act. *See, Reliant Energy, Incorporated*, supra; and *El Paso Natural Gas Company*, supra.

Accordingly, we request your concurrence in our opinion that Weatherford Bermuda's guarantee of the Weatherford Delaware Debt Securities in connection with the Reorganization and the execution of the supplemental indentures or guarantee agreements will not involve an "offer," "offer to sell," "offer for sale" or "sale" as those terms are defined in Section 2(3) of the Securities Act and as those definitions are incorporated by reference into Section 303(2) of the Trust Indenture Act and, therefore, that registration of the guarantee is not required under the Securities Act nor is qualification of the supplemental indentures or guarantee agreements required under the Trust Indenture Act.

H. Availability of Section 3(a)(9) Exemption

The issuance of Weatherford Bermuda Common Shares upon conversion or redemption of the Convertible Debentures will constitute "sales" under Section 2(a)(3) of the Securities Act. However, as to such issuances upon conversion or redemption, Section 3(a)(9) of the Securities Act provides an exemption from registration for "any security exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange." Under Section 2(a)(1) of the Securities Act, the term "security" is defined to include the guarantee of any other security. Consequently, Weatherford Bermuda's guarantee of the Convertible Debentures will be securities issued by Weatherford Bermuda. Thus, the essence of the conversion or redemption is the exchange of such guarantees for Weatherford Bermuda Common Shares. Such transactions are exchanges of Weatherford Bermuda's securities for other Weatherford Bermuda's securities where no commission or other remuneration is paid or given for soliciting such exchanges.

In the past, the Division has taken a no-action position on the basis of Section 3(a)(9) in situations involving guaranteed securities that are similar to the situation presented in this letter. *See, e.g., Nabors Industries, Inc. and Nabors Industries Ltd.*, supra; *Kerr-McGee Corporation* (available July 31, 2001); *AOL Time Warner Inc.* (available November 15, 2000); *World Access, Inc.* (available October 28, 1998); *and Time Warner, Inc.* (available October 10, 1996). In taking such a position, the Division has noted that (a) the indentures pursuant to which the convertible securities were issued did not require the issuer to, and the issuer did not, solicit the consent or vote of the holders of the convertible securities with respect to the subject transaction, the guarantee of the convertible securities or the adjustment of the conversion feature, (b) the indenture under which the convertible securities were issued permitted the issuer and the trustee to execute a supplemental indenture to guarantee the convertible securities without the consent or vote of the holders of the convertible securities, and (c) no commission or other remuneration was paid or given, directly or indirectly, in connection with the conversion of the convertible securities. *See, Nabors Industries, Inc. and Nabors Industries Ltd.*, supra; *Kerr-McGee Corporation*, supra.

In the present case, we note that the Indentures pursuant to which the Convertible Debentures were issued do not, and none of Weatherford Bermuda or Weatherford Delaware will, solicit the consent or vote of the holders of the Convertible Debentures (in their capacity as such) with respect to the Reorganization, the guarantees of the Convertible Debentures or the adjustment of the conversion features of such securities. Such Indentures permit supplemental indentures or guarantee agreements for the guarantees to be executed by Weatherford Bermuda, the relevant trustee and Weatherford Delaware without the consent or vote of the holders of the Convertible Debentures. Finally, no commission or other remuneration will be paid or given, directly or indirectly, to the holders of the Convertible Debentures in connection with the guarantees thereof, the conversion into Weatherford Bermuda Common Shares, or the issuance of Weatherford Bermuda Common Shares upon redemption of the Convertible Debentures.

As a practical matter, the holders of the Convertible Debentures will look to the credit quality of Weatherford Bermuda in evaluating the Convertible Debentures. Consequently, the holders of the Convertible Debentures will regard the substance of their investments to be in the guarantees related to the Convertible Debentures and will regard the exchanges of such guarantees for Weatherford Bermuda Common Shares as the substance of their conversion and redemption rights. In summary, the holders of the Convertible Debentures properly have the same expectations, and for purposes of Section 3(a)(9) should be treated in the same manner, as would holders of securities of Weatherford Bermuda that are convertible into Weatherford Bermuda Common Shares.

Accordingly, we respectfully request that you concur in our opinion that following Weatherford Bermuda's guarantee of the Convertible Debentures, Weatherford Bermuda Common Shares issuable upon conversion or redemption of the Convertible Debentures after consummation of the Merger may be issued without registration under the Securities Act pursuant to the exemption provided by Section 3(a)(9) of the Securities Act.

I. Section 4(3) Prospectus Delivery Requirement

Rule 174(b) under the Securities Act provides that no prospectus need be delivered pursuant to Section 4(3) of Securities Act if the issuer is a reporting company under the Exchange Act immediately prior to the filing of the registration statement. Weatherford Delaware has been a reporting company under the Exchange Act for many years. Weatherford Bermuda will, immediately after the Effective Time, have, on a consolidated basis, the same assets, liabilities, business and operations as Weatherford Delaware had, on a consolidated basis, immediately before the Effective Time, and will be the successor to Weatherford Delaware. Accordingly, we believe Weatherford Bermuda should be exempt from the prospectus delivery requirement of Section 4(3) of the Securities Act by reason of Rule 174(b). The Division has taken similar positions with respect to Section 4(3) in the context of transactions similar to the Merger. *See, e.g., Nabors Industries, Inc. and Nabors Industries Ltd.*, supra; *Reliant Energy, Incorporated*, supra; *T. Rowe Price Associates, Inc.*, supra; *Central Maine Power Company*, supra; *Startec Global Communications Corporation*, supra; *Payless ShoeSource, Inc.*, supra; and *PS Group, Inc.*, supra.

Based upon the foregoing, we respectfully request that you concur in our opinion that Weatherford Bermuda need not comply with the prospectus delivery requirements of Section 4(3) of the Securities Act.

V. Conclusion

For the reasons set forth above, we respectfully request that the Division concur with our views on the matters discussed herein. If the Division contemplates issuing a response that differs from our views set forth above, we respectfully request the opportunity for a conference to discuss our views further. If you require additional information or would like to discuss any of the foregoing matters, please do not hesitate to contact the undersigned at (713) 220-4323 or my partner, Robert V. Jewell, at (713) 220-4358.

Very truly yours,

/S/ WILLIAM MARK YOUNG

William Mark Young, Partner

cc: Burt M. Martin
General Counsel
Weatherford International, Inc.